Filed by Essendant Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Filer: Essendant Inc.

Subject Company: Essendant Inc.

SEC File No.: 333-225511

August 13, 2018

ESSENDANT COMMENTS ON DISCLOSURE FROM STAPLES

DEERFIELD, Ill., August 13, 2018 — Essendant, Inc. (NASDAQ: ESND) today issued the following comment in response to Staples Inc.’s (“Staples”) letter to the company and subsequent Form 13D/A filed publicly with the Securities and Exchange Commission (“SEC”) on August 13, 2018.

Essendant’s second quarter performance demonstrates that the company’s actions to evolve its business and support customers in the face of a rapidly changing landscape are producing results. The Essendant Board and management team are confident that bringing together the complementary strengths of Essendant and S.P. Richards will accelerate those efforts by creating a combined company with greater scale, expanded service capabilities and an enhanced ability to help customers compete while delivering compelling value to stockholders. The combined Essendant and S.P. Richards will be a fundamentally stronger company with increased free cash flow, higher margins and a stronger balance sheet as well as the opportunity to benefit from the ability to unlock more than $75 million in annual run-rate cost synergies through sourcing, supply chain and selling, general and administrative efficiencies and over $100 million in working capital improvements.

Essendant has commenced mailing of its definitive proxy materials to all stockholders of record as of the close of business on August 8, 2018. The company has scheduled the special stockholder meeting on October 5, 2018 to approve the issuance of Essendant shares for the S.P. Richards transaction and is working toward obtaining the necessary regulatory approvals. The company expects the transaction to close before the end of 2018.

Following receipt of Staples’ non-binding, unsolicited proposal to acquire Essendant for $11.50 per share or more in cash on April 29, 2018, Essendant provided a confidentiality agreement to Staples on May 17, 2018 to enable discussions between the parties. Staples executed the confidentiality agreement on August 3, 2018, but, to date, has not presented Essendant’s Board with a proposal the Board can act upon.

The merger agreement with Genuine Parts Company regarding the S.P. Richards transaction remains in effect, and the Essendant Board of Directors has not changed its recommendation that Essendant’s stockholders vote in favor of that transaction.

* * *

Cautionary Statement

This news release contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction with GPC, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction with GPC on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction with GPC on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction with GPC, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction with GPC cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction with GPC; risks associated with litigation related to the transaction with GPC; the possibility that costs or difficulties related to the integration of Essendant and GPC’s SP Richards business will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction with GPC or any other transaction will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s statements and reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

The proposed transaction involving Essendant and GPC is being submitted to the stockholders of Essendant for their consideration. In connection with the proposed transaction, Essendant filed with the SEC a registration statement on Form S-4 (File No. 333-225511) containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), filed with the SEC a registration statement on Form 10. Essendant’s proxy statement/prospectus has been declared effective by the SEC and is being mailed to Essendant stockholders, and Essendant may file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

No Offer or Solicitation

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Essendant

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. The company provides access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses. The Company’s network of distribution centers enables the Company to ship most products overnight to more than ninety percent of the U.S.

For Further Information, Contact:

investorrelations@essendant.com

(847) 627-2900

3